FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 are management's discussion and analysis of financial condition and results of operations and the interim unaudited consolidated financial statements of Diana Containerships Inc. and its subsidiaries (the "Company") for the six months ended June 30, 2014.

Attached as Exhibit 101 are the following materials formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as at June 30, 2014 (unaudited) and December 31, 2013; (ii) Unaudited Interim Consolidated Statements of Operations for the six months ended June 30, 2014 and 2013; (iii) Unaudited Interim Consolidated Statements of Comprehensive Income /(Loss) for the six months ended June 30, 2014 and 2013; (iv) Unaudited Interim Consolidated Statements of Stockholders' Equity for the six months ended June 30, 2014 and 2013; (v) Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30,  2014 and 2013 and (v) Notes to Unaudited Interim Consolidated Financial Statements.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636), filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012, and into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission with an effective date of August 13, 2014.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this report and the documents incorporated by reference are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the container shipping industry, changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.  Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: September 8, 2014	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Diana Containerships Inc.

Unless otherwise specified herein, references to the "Company" or "we", "us" and "our" shall include Diana Containerships Inc. and its subsidiaries. The following management's discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 26, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2014

Our Operations
We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Currently, the vessels of our fleet are employed on time charters with minimum remaining durations between 1 and 18 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.
Fleet Employment Profile
The table below sets forth our fleet employment profile and gross daily time charter rates for the vessels in our current fleet as of September 5, 2014.

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Panamax Container Vessels

SAGITTA	A	$7,400	1.25%	A.P. Moller - Maersk A/S	29-Jan-14	15-Sep-14 - 30-Nov-14
2010 3,426
CENTAURUS	A	$8,000	3.50%	CMA CGM S.A.	13-Jun-14	13-Oct-14 - 13-Jan-15
2010 3,426
CAP DOMINGO	B	$23,250	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-14	23-Dec-14 - 23-Mar-15	1,2,3
(ex Cap San Marco)
2001 3,739
CAP DOUKATO	B	$23,250	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-14	23-Dec-14 - 23-Mar-15	1,2,3
(ex Cap San Raphael)
2002 3,739
APL GARNET		$27,000	0%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	2
1995 4,729
HANJIN MALTA		$25,550	US$150 per day	Hanjin Shipping Co. Ltd.	15-Mar-13	30-Mar-16 - 15-May-16	2
1993 4,024

Post - Panamax Container Vessels

PUELO	C	$27,900	US$150 per day	CSAV Valparaiso	23-Aug-13	23-Feb-15 - 23-Feb-16	4
2006 6,541
PUCON	C	$27,900	US$150 per day	CSAV Valparaiso	20-Sep-13	20-Mar-15 - 20-Mar-16	4
2006 6,541
YM March	D	$12,000	0%	Yang Ming (UK) Ltd.	11-Sep-14	6-Nov-14 - 6-Apr-15	5
2004 5,576
YM Great	D	$12,000	0%	Yang Ming (UK) Ltd.	8-Oct-14	8-Oct-14 - 7-Mar-15	5
2004 5,576
* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

2 For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

3 Vessel chartered for a period of thirty-six (36) months plus or minus forty-five  (45) days. The net daily charter hire rate will be US$22,750 during the first twelve (12) months, US$22,850 during the second twelve (12) months and US$23,250 during the third twelve (12) months of the charter.

4 In case the vessel is redelivered to the Company in any period between the earliest and the maximum redelivery period, then the charterers will pay a lump sum equivalent to US$6,000 per day to the owners for the outstanding period between the redelivery date and up to the 30 months.

5 Estimated dates based on expected date of delivery from sellers to owners.

Factors affecting our results of operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
•	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys including vessel positioning for such events.
•	Time Charter Equivalent (TCE) rates. We define TCE rates as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate, a non-GAAP measure, is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.
•	Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental compliance costs and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownerships days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for the six months ended June 30, 2014 and 2013:

	For the six months ended June 30,
	2014	2013
Ownership days	1,499	1,822
Available days	1,499	1,822
Operating days	1,491	1,754
Fleet utilization	99.5%	96.3%
Time charter equivalent rate (TCE)	$17,229	$14,799
Daily operating expenses	$8,561	$9,144

The following table reflects the calculation of our TCE for the periods presented.

	For the six months ended June 30,
	2014	2013
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues	$31,812	$37,091
Prepaid charter revenue amortization	(5,825)	(9,710)
Time charter revenues, net of prepaid charter revenue amortization	25,987	27,381
Less: voyage expenses	(160)	(417)

Time charter equivalent revenues	$25,827	$26,964

Available days	1,499	1,822
Time charter equivalent (TCE) rate	$17,229	$14,799

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the container shipping industry; and

•	other factors affecting spot market charter rates for container vessels.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters.

Currently, all vessels in our fleet are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Currently, we do not incur port and canal charges and bunker expenses represent a relatively small portion of our vessels' overall expenses because our vessels are employed under time charters that require the charterer to bear all of those expenses.

We have paid commissions ranging from 0% to 4.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid to our former fleet manager, Diana Shipping Services S.A. (or "DSS"), a commission that was equal to 1% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. Effective March 1, 2013, our new fleet manager, Unitized Ocean Transport Limited (or "UOT"), our wholly-owned subsidiary, receives commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental compliance costs and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our Manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We are responsible for the costs of any deviations from the budgeted amounts.

 Vessel Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which until June 30, 2013, was estimated at $200 and $350 per light-weight ton, depending on the vessels' age and market conditions. In order to align the scrap rate estimates with the current historical average scrap rate, effective July 1, 2013, we adjusted prospectively the estimated scrap rate used to $350 per light-weight ton for all vessels in the fleet. We believe that these assumptions are common in the containership industry.

Management Fees

We paid to DSS, our former fleet manager, up to February 28, 2013, a fixed management fee of $15,000 per month for employed vessels and $20,000 per vessel per month for laid-up vessels, in exchange for providing us with commercial and technical services pursuant to Vessel Management Agreements. Since March 1, 2013, our new fleet manager, UOT, receives a fixed monthly management fee of $15,000 per vessel in operation, and will receive a fixed monthly fee of $7,500 for laid-up vessels, if any. However, these management fees are eliminated from our consolidated financial statements as intercompany transactions.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses are provided for under our Broker Services Agreement with Diana Enterprises Inc. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.

Interest and Finance Costs

We incur interest and finance costs in connection with our vessels-specific debt. As at June 30, 2014, we had $98.7 million of outstanding indebtedness under our credit facility with RBS and an additional debt of $50.0 million under our loan agreement with Diana Shipping Inc.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we will not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have in the past and we may, in the future, acquire vessels with existing time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take, among other things, the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;
•	obtain the charterer's consent to a new technical manager;
•	obtain the charterer's consent to a new flag for the vessel;
•	arrange for a new crew for the vessel;
•	replace all hired equipment on board, such as gas cylinders and communication equipment;
•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
•	implement a new planned maintenance program for the vessel; and
•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.
The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of the following elements:

•	acquisition and disposition of vessels;
•	employment and operation of our vessels; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.
The employment and operation of our vessels mainly require the following components:

•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	on board safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel hire management;
•	vessel surveying; and
•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of vessels, mainly requires the following components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.
The principal factors that may affect our profitability, cash flows and shareholders' return on investment include:

•	rates and periods of charter hire;
•	levels of vessel operating expenses;
•	depreciation expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.

See "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed on March 26, 2014, for additional factors that may affect our business.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our unaudited interim consolidated financial statements, which have been prepared in accordance with U.S. GAAP for interim financial information. The preparation of the unaudited interim consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies when we acquire and operate vessels, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2013 filed on March 26, 2014.

Accounts Receivable, Trade

Accounts receivable, trade, at each balance sheet date, include receivables from charterers for hire net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Accounting for Revenues and Expenses

Revenues are generated from time charter agreements that we have entered into for our vessels and may enter into in the future. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time charter revenues are recorded over the term of the charter as service is provided. Revenues are recorded when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Income representing ballast bonus payments in connection with the repositioning of a vessel by the charterer to the vessel owner is recognized in the period earned. Deferred revenue includes cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis. Deferred revenue also may include the unamortized balance of liabilities associated with the acquisition of secondhand vessels with time charters attached, acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue is deferred since commissions are earned as revenues are earned.

Prepaid/Deferred Charter Revenue

The Company records identified assets or liabilities associated with the acquisition of a vessel at their relative fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. In determining the relative fair value, when the present value of the contractual cash flows of the time charter assumed is different than its current fair value, the difference, capped to the excess between the acquisition cost and the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue or as deferred revenue, respectively.  Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

Vessel Cost

Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Vessel Depreciation

We have recorded the value of our vessels at their cost, which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for her initial voyage, less accumulated depreciation. We depreciate our containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated salvage value. Furthermore, we have historically estimated the salvage values of our vessels to be $200 to $350 per light-weight ton depending on the vessels age and market conditions, while effective July 1, 2013 we adjusted prospectively the scrap rate used to $350 per light-weight ton for all vessels in the fleet. A decrease in the useful life of a containership or in her salvage value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings consisting of the actual costs incurred at the yard and parts used in the drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale. Costs capitalized as part of the drydocking include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-lived Assets

We evaluate the carrying amounts, primarily for vessels and related drydock costs, and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions are having broad effects on participants in a wide variety of industries. The current conditions in the containerships market with decreased charter rates and decreased vessel market values are conditions that we consider indicators of a potential impairment.

We determine future undiscounted net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days, based, to the extent applicable, on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months time charter rates available for each type of vessel, over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo its scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, which assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.

Share Based Payment

According to Code 718 "Compensation – Stock Compensation" of the Accounting Standards Codification,  we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period, which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. We initially measure the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments unless observable market prices for the same or similar instruments are available. If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Results of Operations

For the six months ended June 30, 2014 compared to the six months ended June 30, 2013

Net Income for the six months ended June 30, 2014 amounted to $0.9 million, compared to a net loss of $36.8 million for the same period of 2013.  The loss for 2013 was mainly the result of an impairment loss of $32.6 million and a loss on sale of $4.3 million recorded during the six months ended June 30, 2013 for the vessels Maersk Madrid, Maersk Malacca and Maersk Merlion.

Time Charter Revenues, net of Prepaid Charter Revenue Amortization for the six months ended June 30, 2014, amounted to $26.0 million, compared to $27.4 million in 2013. The time charter revenues decreased, due to decreased ownership days in 2014 compared to the same period of 2013, after the disposal of five vessels from May 2013 to February 2014, and were partly off-set by the increase in the average time charter rates achieved in 2014 compared to the same period of 2013.

Voyage Expenses for the six months ended June 30, 2014, amounted to $0.2 million, compared to $0.4 million, in 2013. Voyage expenses mainly include commissions on our gross charter hire paid to third party brokers and also included, up to February 28, 2013, commissions on our gross charter hire paid to our previous fleet manager, DSS. Effective March 1, 2013, UOT provides us with management services similar to those previously provided by DSS. The fees payable to UOT do not constitute part of our consolidated expenses because they are eliminated upon consolidation as intercompany transactions.

Vessel Operating Expenses for the six months ended June 30, 2014 amounted to $12.8 million, compared to $16.7 million for the same period of 2013 and mainly consist of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, lubricants, insurances, repairs and maintenance and vessel-related taxes. The decrease in operating expenses was mainly due to the decrease in the ownership days, and also due to decreased average crew costs, stores and spares, after the disposal of older vessels in the fleet.

Depreciation for the six months ended June 30, 2014 amounted to $4.9 million, compared to $5.7 million in 2013 and mainly represents the depreciation expense of our containerships during the respective periods. The decrease in depreciation expense was mainly due to the decrease in the ownership days in 2014 compared to 2013.

Management Fees for the six months ended June 30, 2013 amounted to $0.3 million and represent the fees paid to our previous fleet manager, DSS, up to February 28, 2013.

General and Administrative Expenses for the six months ended June 30, 2014 amounted to $3.1 million, compared to $2.7 million for the same period in 2013 and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted cost awards, legal fees and audit fees. The increase was mainly attributable to the establishment of UOT, our wholly-owned subsidiary, to act as our fleet's manager effective March 1, 2013, and was partly offset by decreased compensation cost on restricted stock awards.

Impairment Losses for the six months ended June 30, 2013 amounted to $32.6 million and represent non-cash impairment charges recorded during the first quarter of 2013 for the vessels Maersk Madrid, Maersk Malacca and Maersk Merlion.

Loss on vessels' sale for the six months ended June 30, 2014 amounted to $0.7 million, compared to $4.3 million in 2013 and relates to the disposal of the vessel Apl Sardonyx in the six months ended June 30, 2014 and of the vessels Maersk Madrid, Maersk Malacca and Maersk Merlion in the six months ended June 30, 2013, respectively.

Interest and Finance Costs were $3.4 million for the period ended June 30, 2014, compared to $1.5 million for the same period in 2013. The increase was a result of increased average debt, after the drawdown of $50.0 million from our loan agreement with Diana Shipping Inc. and $6.0 million from our credit facility with RBS in August and September 2013 respectively, and is also attributable to increased average interest rates.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Liquidity and Capital Resources

We have financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We may require capital to fund ongoing operations, additional vessel acquisitions and debt service.

During 2012 and 2013, we drew down an aggregate amount of $98.7 million under our credit facility with RBS, and in 2013 we also drew down an amount of $50.0 million under our loan agreement with Diana Shipping Inc., which we utilized to acquire vessels. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Working capital, which is current assets minus current liabilities, amounted to $38.4 million at June 30, 2014 and $19.2 million at December 31, 2013. We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.

Cash Flow

As at June 30, 2014, and December 31, 2013, cash and cash equivalents amounted to $38.1 million and $19.7 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the period ended June 30, 2014 and 2013 amounted to $11.5 million and $15.6 million, respectively. The decrease was mainly attributable to the decrease of our average fleet, after the disposal of the vessels Maersk Madrid, Maersk Malacca, Maersk Merlion, Apl Spinel and Apl Sardonyx from May 2013 to February 2014, partially counterbalanced by the addition of the vessels Hanjin Malta, Puelo and Pucon from March to September 2013, and the increased average time charter rates achieved in 2014 compared with the respective period last year.

Net Cash Provided By Investing Activities

Net cash provided by investing activities in the six months ended June 30, 2014 was $9.4 million and consists of $8.8 million that we received from the sale of the vessel Apl Sardonyx and $0.6 million that we received as insurance settlements.

Net cash provided by investing activities in the six months ended June 30, 2013 was $3.8 million and consists of  $25.7 million that we received from the sale of the vessels Maersk Madrid, Maersk Malacca and Maersk Merlion, $0.6 million that we received as insurance settlements, $13.6 million that we paid for the vessel Hanjin Malta acquired during the period, $8.5 million paid for the respective time charter agreement attached to the memorandum of agreement and $0.4 million paid for property and equipment additions.

Net Cash Used In Financing Activities

Net cash used in financing activities in the six months ended June 30, 2014 was $2.5 million and consists of $4.7 million of net proceeds received from our at-the-market offering of shares of common stock, with Deutsche Bank Securities Inc., as sales agent, and $7.2 million of cash dividends paid to investors.

Net cash used in financing activities in the six months ended June 30, 2013 was $12.9 million and consists of $6.5 million of net proceeds received from our at-the-market offering of shares of common stock with Deutsche Bank Securities Inc., as sales agent, and $19.4 million of cash dividends paid to investors.

Credit Facilities

The Royal Bank of Scotland plc.: On December 16, 2011, we entered into a revolving credit facility with the Royal Bank of Scotland plc, where the lenders have agreed to make available to the Borrower a revolving credit facility of up to $100.0 million, in order to refinance part of the acquisition cost of vessels m/v Sagitta and the m/v Centaurus, and finance part of the acquisition cost of additional containerships ("Additional Ships").

The maximum amount available for drawing (the "Available Facility Limit") is subject to limits relating to the market value of the vessels m/v Sagitta and m/v Centaurus and the market value or contract price and the age of the Additional Ships ("Vessel Limits") combined with limits relating with the average age of all the vessels under mortgage. The facility will be available for five years after the first availability date, being January 17, 2012 with the Available Facility Limit assessed at each draw down date and on a yearly basis, as well as, at the date in which the age of any Additional Ship exceeds the 20 years.  In the event that the amounts outstanding at that time exceed the revised Available Facility Limit, the Company shall repay such part of the Loan that exceeds the Available Facility Limit.

Up to June 1, 2013, the credit facility bore interest at Libor plus a margin of 2.75% per annum and is secured by first priority mortgages over the financed fleet, general assignments of earnings, insurances and requisition compensation, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager's undertakings  and minimum security hull value varying from 125% to 140% of the outstanding loan depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in management and employment of vessels, a consolidated net debt of not more than 60% of market adjusted assets, EBITDA to Interest of not less than 3:1, minimum cash of 10% of the drawings under the revolving facility but not less than $5.0 million and a forward looking operating cash flow to forward looking interest costs of not less than 1.2:1.

During 2013, we entered into various supplemental agreements with the Royal Bank of Scotland plc. The supplemental agreements, dated July 22, 2013, September 11, 2013 and December 6, 2013, provide for an increased margin of 3.10% per annum, effective June 1, 2013, changes in the definition of tangible assets in the calculation of financial covenants, as well as for security interest on the minimum cash held by us in favor of the lenders. The supplemental agreements also restrict any security interest over our assets in favor of DSI. Furthermore, we were required to provide additional vessels as collateral to secure the revolving credit facility, to release the security held over certain of our vessels, to amend the terms of the mandatory prepayment clause and to agree to certain other consequential amendments of the terms of the facility agreement.

We paid an arrangement fee of 1%, or $1 million, on signing of the agreement. We also paid commitment commissions of 0.99% per annum on the available commitment up to October 31, 2013, date at which the available amount to be drawn from the credit facility became zero. As of the date of this document and as of June 30, 2014, we had $98.7 million of debt outstanding under our credit facility with RBS.

Diana Shipping Inc. ("DSI"): On May 20, 2013, we, through our subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50.0 million with Diana Shipping Inc., to be used to fund vessel acquisitions and for general corporate purposes. The loan bears interest at a rate of Libor plus a margin of 5.0% per annum. In addition, the loan bears a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayments dates. In August 2013, the full amount of $50.0 million was drawn down under the loan agreement, which remained outstanding as of June 30, 2014 and as of the date of this document. The loan matures on the fourth anniversary of the drawdown date, or on August 20, 2017. We, or our subsidiaries, may not incur additional indebtedness during the term of the loan without the prior consent of the lender.

As of the date of this document and as of June 30, 2014, we have not used any derivative instruments for hedging purposes or other purposes.

Capital Expenditures

Our future capital expenditures relate to the purchase of containerships and vessel upgrades. In August 2014, we agreed to acquire the vessels YM March and YM Great, expected to be delivered to us by mid-September and mid-October 2014, respectively. We expect to fund the purchase price of these vessels with cash on hand.

We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.

Recent Developments

On July 28, 2014, we declared a cash dividend on our common shares of $0.0025 per share, paid on September 3, 2014 to stockholders of record as of August 14, 2014.

On July 28, 2014, we announced the suspension of the offer and sale of our common shares under our existing at-the-market offering with Deutsche Bank Securities Inc., as sales agent, until there is a significant improvement in the containership market.

On July 28, 2014, we entered into an agreement to sell 36,653,386 shares of our common stock in a private placement at a purchase price of $2.51 per share, for gross proceeds of $92.0 million.  In the transaction, Diana Shipping Inc. purchased $40.0 million of common shares, two unaffiliated institutional investors together purchased $40.0 million of common shares and the Company's CEO and Chairman, a member of his family and other members of the senior management, together purchased $12.0 million of common shares.  The transaction closed on July 29, 2014.

On August 7, 2014, we, through our subsidiaries Jabor Shipping Company Inc. and Delap Shipping Company Inc., signed two Memoranda of Agreement to purchase from an unaffiliated third party two Post-Panamax container vessels, the YM Great and the YM March, respectively. The purchase price for each vessel is $22.175 million. On August 11, 2014 and August 12, 2014, we paid an advance of $4.435 million for each vessel, while the balance of the purchase price will be paid upon the vessels' delivery. The YM March is currently expected to be delivered to us by mid-September 2014 and the YM Great by mid-October 2014.

DIANA CONTAINERSHIPS INC.

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at June 30, 2014 (unaudited) and December 31, 2013
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	June 30, 2014	December 31, 2013
CURRENT ASSETS:
Cash and cash equivalents	$38,061	$19,685
Accounts receivable, trade	521	534
Inventories	1,807	1,964
Prepaid expenses (of $700 and $485 as of June 30, 2014 and December 31, 2013, respectively) and other assets	1,100	797
Total current assets	41,489	22,980

FIXED ASSETS:
Vessels (Note 4)	272,699	284,108
Accumulated depreciation (Note 4)	(21,657)	(18,736)
Vessels' net book value	251,042	265,372

Property and equipment, net	281	321
Total fixed assets	251,323	265,693

Restricted cash (Note 6)	9,870	9,870
Prepaid charter revenue (Note 5)	12,259	18,166
Total assets	$314,941	$316,709

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable, trade and other	$1,638	$1,739
Due to related parties, current (Note 3)	221	170
Accrued liabilities	743	898
Deferred revenue, current (Note 7)	500	972
Total current liabilities	3,102	3,779

Long-term bank debt, net of unamortized deferred financing costs (Note 6)	98,199	98,102
Related party financing, non-current (Note 3)	50,547	50,233
Deferred revenue, non-current (Note 7)	-	50
Other liabilities, non-current	93	80
Commitments and contingencies (Note 8)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 36,505,605 and 35,051,567 issued and outstanding as at June 30, 2014 and December 31, 2013, respectively (Note 9)	365	350
Additional paid-in capital (Note 9)	280,989	276,236
Accumulated deficit	(118,354)	(112,121)
Total stockholders' equity	163,000	164,465
Total liabilities and stockholders' equity	$314,941	$316,709

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Operations
For the six months ended June 30, 2014 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2014	2013
REVENUES:
Time charter revenues (Note 1)	$31,812	$37,091
Prepaid charter revenue amortization (Note 5)	(5,825)	(9,710)
Time charter revenues, net	25,987	27,381

EXPENSES:
Voyage expenses (Note 3)	160	417
Vessel operating expenses	12,833	16,660
Depreciation	4,915	5,706
Management fees (Note 3)	-	305
General and administrative expenses (Note 3)	3,128	2,669
Impairment losses	-	32,626
Loss on vessels' sale (Note 4)	695	4,271
Foreign currency losses	5	61
Operating income / (loss)	$4,251	$(35,334)

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 3 and 6)	$(3,358)	$(1,543)
Interest income	42	33
Total other expenses, net	$(3,316)	$(1,510)

Net income / (loss)	$935	$(36,844)

Earnings / (loss) per common share, basic and diluted (Note 10)	$0.03	$(1.14)

Weighted average number of common shares, basic and diluted (Note 10)	35,812,135	32,273,274

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Comprehensive Income / (Loss)
For the six months ended June 30, 2014 and 2013
(Expressed in thousands of U.S. Dollars)

	2014	2013

Net income / (loss)	$935	$(36,844)

Comprehensive income / (loss)	$935	$(36,844)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the six months ended June 30, 2014 and 2013
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional
	# of	Par	Paid-in	Accumulated
	Shares	Value	Capital	Deficit	Total
Balance, December 31, 2012	32,191,964	$322	$263,537	$(25,101)	$238,758
- Net loss	-	-	-	(36,844)	(36,844)
- Issuance of common stock, net of issuance costs	1,286,494	12	6,522	-	6,534
- Compensation cost on restricted stock (Note 9)	-	-	322	-	322
- Dividends declared and paid (at $0.30 and $0.30 per share) (Note 10)	-	-	-	(19,447)	(19,447)
Balance, June 30, 2013	33,478,458	$334	$270,381	$(81,392)	$189,323

Balance, December 31, 2013	35,051,567	$350	$276,236	$(112,121)	$164,465
- Net income	-	-	-	935	935
- Issuance of common stock, net of issuance costs (Note 9)	1,092,596	12	4,640	-	4,652
- Issuance of restricted stock and compensation cost on restricted stock (Note 9)	361,442	3	113	-	116
- Dividends declared and paid (at $0.15 and $0.05 per share) (Note 10)	-	-	-	(7,168)	(7,168)
Balance, June 30, 2014	36,505,605	$365	$280,989	$(118,354)	$163,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2014 and 2013
(Expressed in thousands of U.S. Dollars)
	2014	2013
Cash Flows provided by Operating Activities:
Net income / (loss)	$935	$(36,844)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	4,915	5,706
Amortization of deferred financing costs	98	97
Amortization of deferred revenue (Note 7)	(50)	(50)
Amortization of prepaid charter revenue (Note 5)	5,825	9,710
Impairment losses	-	32,626
Loss on vessels' sale (Note 4)	695	4,271
Compensation cost on restricted stock awards (Note 9)	116	322
(Increase) / Decrease in:
Accounts receivable, trade	13	(99)
Due from related parties	-	(121)
Inventories	157	1,079
Prepaid expenses and other assets	(814)	(376)
Increase / (Decrease) in:
Accounts payable, trade and other	(101)	(484)
Due to related parties	365	(488)
Accrued liabilities	(155)	106
Deferred revenue	(472)	70
Other liabilities	13	70
Net Cash provided by Operating Activities	$11,540	$15,595

Cash Flows provided by Investing Activities:
Vessel acquisitions and other vessel costs	-	(13,607)
Proceeds from sale of vessels, net of expenses	8,784	25,638
Acquisition of time charter	-	(8,500)
Property and equipment additions	(26)	(398)
Insurance settlements	594	621
Net Cash provided by Investing Activities	$9,352	$3,754

Cash Flows used in Financing Activities:
Issuance of common stock, net of issuance costs (Note 9)	4,652	6,534
Cash dividends (Note 10)	(7,168)	(19,447)
Net Cash used in Financing Activities	$(2,516)	$(12,913)

Net increase in cash and cash equivalents	$18,376	$6,436
Cash and cash equivalents at beginning of period	$19,685	$31,526
Cash and cash equivalents at end of period	$38,061	$37,962

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest payments, net of amounts capitalized	$3,153	$1,408

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

1.   General Information

The accompanying unaudited interim consolidated financial statements include the accounts of Diana Containerships Inc. ("DCI") and its wholly-owned subsidiaries (collectively, the "Company"). Diana Containerships Inc. was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2013 included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 26, 2014 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014. A discussion of the Company's significant accounting policies can be found in the audited consolidated financial statements for the fiscal year ended December 31, 2013, as filed on Form 20-F on March 26, 2014.

The consolidated balance sheet as of December 31, 2013 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is engaged in the seaborne transportation industry through the ownership of containerships and operates its fleet through Unitized Ocean Transport Limited, a wholly-owned subsidiary. The Company is the sole owner of all outstanding shares of the following subsidiaries, each incorporated in the Marshall Islands:

(a)	Likiep Shipping Company Inc. ("Likiep"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel "Sagitta", which was built and delivered in June 2010.

(b)	Orangina Inc. ("Orangina"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Centaurus", which was built and delivered in July 2010.

(c)	Lemongina Inc. ("Lemongina"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Garnet" (built in 1995), which was acquired in November 2012.

(d)	Ralik Shipping Company Inc. ("Ralik"), owner of the Marshall Islands flag, 4,206 TEU capacity container vessel, "Madrid" (ex "Maersk Madrid", built in 1989), which was acquired in June 2011 and sold in April 2013.

(e)	Mili Shipping Company Inc. ("Mili"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Malacca" (ex "Maersk Malacca", built in 1990), which was acquired in June 2011 and sold in May 2013.

(f)	Ebon Shipping Company Inc. ("Ebon"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Merlion" (ex "Maersk Merlion", built in 1990), which was acquired in June 2011 and sold in May 2013.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(g)	Mejit Shipping Company Inc. ("Mejit"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Sardonyx" (ex "Apl Sardonyx", built in 1995), which was acquired in February 2012 and sold in February 2014 (Note 4).

(h)	Micronesia Shipping Company Inc. ("Micronesia"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Spinel" (ex "Apl Spinel", built in 1996), which was acquired in March 2012 and sold in December 2013.

(i)	Rongerik Shipping Company Inc. ("Rongerik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap Domingo" (ex "Cap San Marco", built in 2001), which was acquired in February 2012.

(j)	Utirik Shipping Company Inc. ("Utirik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap Doukato" (ex "Cap San Raphael", built in 2002), which was acquired in February 2012.

(k)	Nauru Shipping Company Inc. ("Nauru"), owner of the Marshall Islands flag, 4,024 TEU capacity container vessel, "Hanjin Malta" (built in 1993), which was acquired in March 2013.

(l)	Eluk Shipping Company Inc. ("Eluk"), owner of the Marshall Islands flag, 6,541 TEU capacity container vessel, "Puelo" (built in 2006), which was acquired in August 2013.

(m)	Oruk Shipping Company Inc. ("Oruk"), owner of the Marshall Islands flag, 6,541 TEU capacity container vessel, "Pucon" (built in 2006), which was acquired in September 2013.

(n)	Jabor Shipping Company Inc. ("Jabor"), which as of June 30, 2014 did not have any operations.

(o)	Unitized Ocean Transport Limited (the "Manager" or "UOT"), was established for the purpose of providing the Company and its vessels with management and administrative services, effective March 1, 2013. Pursuant to the management agreements, UOT receives a fixed commission of 2% on the gross charter hire and freight earned by each vessel plus a technical management fee of $15 per vessel per month for employed vessels and $8 per vessel per month for laid-up vessels, if any. In addition, pursuant to the administrative agreement, UOT receives a fixed monthly fee of $10. Since March 1, 2013 the management and administrative fees payable to UOT are eliminated in consolidation as intercompany transactions. Similar fees for the period January 1, 2013 to February 28, 2013 were payable to Diana Shipping Services S.A. (Note 3).

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During the six months ended June 30, 2014 and 2013, charterers that accounted for more than 10% of the Company's hire revenues were as follows:

Charterer	2014	2013
A	-	29%
B	26%	23%
C	32%	-
D	19%	38%
E	15%	-

2.   Recent Accounting Pronouncements
The FASB and the International Accounting Standards Board (IASB) (collectively, the Boards) jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in US GAAP and IFRS and  is effective for annual periods beginning on or after December 15, 2016. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of accessing the impact of the new standard on Company's financial position and performance.

3.   Transactions with Related Parties

Diana Shipping Services S.A. ("DSS" ): DSS, a wholly owned subsidiary of Diana Shipping Inc., one of the  Company's major shareholders, was acting as the Company's Manager up to March 1, 2013 and provided  (i) administrative services under an Administrative Services Agreement, for a monthly fee of $10; (ii) brokerage services pursuant to a Broker Services Agreement that DSS has entered into with Diana Enterprises Inc., a related party controlled by the Company's Chief Executive Officer and Chairman Mr. Symeon Palios, for annual fees of $1,300; (iii) commercial and technical services pursuant to Vessel Management Agreements, signed between each shipowning company and DSS, under which the Company paid a commission of 1% of the gross charterhire or freight earned by each vessel and a technical management fee of $15 per vessel per month for employed vessels and would also pay $20 per vessel per month for laid-up vessels.  On March 1, 2013, and in relation with the appointment of UOT to act as Manager (Note 1), the agreements with DSS were terminated.

For the period from January 1, 2013 to February 28, 2013, DSS charged the Company:  (i) an amount of $305 for management fees and an amount of $127 for commissions under the Vessel Management Agreements, (ii) an amount of $20 for administrative fees under the Administrative Services Agreement and (iii) an amount of $217 for brokerage fees attributable to Diana Enterprises Inc. under the Broker Services Agreement between DSS and Diana Enterprises Inc. Management fees are separately presented in Management fees, commissions are included in Voyage Expenses, whereas administrative and brokerage fees are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2014 and December 31, 2013, there was no amount due from or due to DSS.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Diana Enterprises Inc. ("Diana Enterprises"): Following the termination agreement for brokerage services that were provided to the Company through DSS on March 1, 2013 (see above), Diana Enterprises has entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $121. The agreement had an initial term of thirteen months and was amended on March 4, 2014 to extend the term up to March 31, 2015. According to the terms of the agreement, the fees are payable quarterly in advance. On April 9, 2014, the agreement between UOT and Diana Enterprises was terminated with effect from July 1, 2014 and replaced with a new one between DCI and Diana Enterprises. The new agreement includes similar terms to the former agreement and will come into effect on July 1, 2014.

For the six months ended June 30, 2014 and 2013, total brokerage fees, including those charged by DSS until February 28, 2013, amounted to $725 and $700 respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2014 and December 31, 2013, an amount of $0 and $16, respectively, was due to Diana Enterprises and is included in Due to related parties, current in the accompanying consolidated balance sheets.

Altair Travel Agency S.A ("Altair"): Effective March 1, 2013 the Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses payable to Altair for the six months ended June 30, 2014 and 2013, were $487 and $445 respectively, and are included in Vessels and other vessels' costs, in Prepaid expenses and other assets, in Operating expenses, in General and administrative expenses and in Loss on vessel's sale in the accompanying unaudited interim consolidated financial statements. As at June 30, 2014 and December 31, 2013, an amount of $109 and $68, respectively, was payable to Altair and is included in Due to related parties, current in the accompanying consolidated balance sheets.

Diana Shipping Inc. ("DSI"): On May 20, 2013, the Company, through its subsidiary Eluk, entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., one of the Company's major shareholders, to be used to fund vessel acquisitions and for general corporate purposes. The loan is guaranteed by the Company and bears interest at a rate of Libor plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayments dates. In August 2013, the full amount was drawn down under the loan agreement, and is included in Related party financing, non-current, in the accompanying consolidated balance sheets. The loan matures on August 20, 2017. During the six months ended June 30, 2014 and 2013, interest expense incurred under the loan agreement with DSI amounted to $1,296 and $0, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations. Accrued interest as of June 30, 2014 and December 31, 2013 amounted to $57 and $86, respectively, and is included in Due to related parties, current. Back-end fee expense incurred during the six months ended June 30, 2014 and 2013 amounted to $314 and $0, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations, while accrued back-end fee as of June 30, 2014 and December 31, 2013 amounted to $547 and $233, respectively, and is included in Related party financing, non-current, in the accompanying consolidated balance sheets.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

4.	Vessels

On February 7, 2014, the Company, through its subsidiary Mejit, entered into a Memorandum of Agreement to sell the vessel "APL Sardonyx" to an unrelated party for demolition, for a sale price of $9,722, net of address commission. On February 21, 2014 the vessel was delivered to her new owners. The loss from the sale of the vessel, including direct to sale expenses, amounted to $695, and is separately reflected in the accompanying unaudited interim consolidated statements of operations.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2013	$284,108	$(18,736)	$265,372
- Vessels' disposals	(11,409)	1,929	(9,480)
- Depreciation for the period	-	(4,850)	(4,850)
Balance, June 30, 2014	$272,699	$(21,657)	$251,042

As at June 30, 2014, certain of the Company's vessels, having a total carrying value of $205,319, were provided as collateral to secure the revolving credit facility with the Royal Bank of Scotland plc, discussed in Note 6.

As at June 30, 2014, all vessels were operating under time charter agreements.

5. Prepaid Charter Revenue

The amounts presented as Prepaid charter revenue in the accompanying consolidated balance sheets as of June 30, 2014 and December 31, 2013 comprise (a) the unamortized balance of an asset associated with the vessels "Cap Domingo", "Cap Doukato", "APL Sardonyx", "APL Spinel", "APL Garnet" and "Hanjin Malta", which were acquired with time charters attached at values above their charter-free fair market values at the time of acquisition, which is amortized to revenue over the period of the respective time charter agreements, and (b) a deferred asset resulting from the charter agreements of the vessels "Cap Domingo" and "Cap Doukato" providing for varying charter rates over their term, for which revenue is recognized on a straight-line basis at their average rates.
As at June 30, 2014 and December 31, 2013 the balance of the account was analyzed as follows:

Description	June 30, 2014	December 31, 2013
Prepaid charter revenue	$12,149	$17,974
Deferred asset from varying charter rates	110	192
Total	$12,259	$18,166

In 2012 and 2013, the vessels "Cap Domingo", "Cap Doukato", "APL Sardonyx", "APL Spinel", "APL Garnet" and "Hanjin Malta" were acquired with time charters attached. As a result, an aggregate asset of $50,500 was recognized as prepaid charter revenue.  In December 2013 and February 2014, the vessels "APL Spinel" and "APL Sardonyx", respectively, were sold and accordingly, their unamortized balance as of June 30, 2014, was nil.  As of June 30, 2014 and December 31, 2013 the balance of the respective asset, net of accumulated amortization of $38,351 and $32,526, was $12,149 and $17,974, respectively. The amortization to revenues for the six months ended June 30, 2014 and 2013 was $5,825 and $9,710 respectively, and is separately reflected in Prepaid charter revenue amortization in the accompanying unaudited interim consolidated statements of operations.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

The expected aggregate amortization of the prepaid charter revenue from vessel acquisitions with time-charter attached for each of the succeeding years is as follows:

Period	Amount
Year 1	$9,418
Year 2	$2,731

6.	Long-Term Bank Debt

The amounts of long-term bank debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2014	December 31, 2013
Royal Bank of Scotland - Revolving credit facility	$98,700	$98,700
Less related unamortized deferred financing costs	(501)	(598)
Total	$98,199	$98,102

The Royal Bank of Scotland plc.: On December 16, 2011, the Company entered into a revolving credit facility with the Royal Bank of Scotland plc ("RBS"), where the lenders have agreed to make available to it a revolving credit facility of up to $100,000 in order to refinance part of the acquisition cost of the vessels m/v "Sagitta" and m/v "Centaurus" and finance part of the acquisition costs of additional containerships ("Additional Ships"). An amount of $92,700 and $6,000 was drawn down under the credit facility in 2012 and 2013, respectively, representing as at June 30, 2014, a total loan outstanding balance of $98,700, which is included in Long-term bank debt, net of unamortized deferred financing costs in the accompanying consolidated balance sheets. The Company paid up to October 31, 2013 commitment commissions of 0.99% per annum on the available commitment. As at June 30, 2014, the Company does not have any remaining borrowing capacity under the revolving credit facility.

The facility will be available for five years with the maximum available amount (the "Available Facility Limit") reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date on which the age of any Additional Ship exceeds the 20 years. In the event that the amounts outstanding at that time exceed the revised Available Facility Limit the Company shall repay such part of the loan that exceeds the Available Facility Limit. Based on the current age of the financed vessels, the loan is repayable at the end of the availability period on January 17, 2017.

The credit facility provided up to June 1, 2013 (see below) for interest at Libor plus a margin of 2.75% per annum and is secured by first priority mortgages over certain vessels of the fleet, general assignments of earnings, insurances and requisition compensation, minimum insurance coverage, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager's undertakings and minimum security value depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in certain shareholdings, management and employment of vessels, and requires minimum cash of 10% of the drawings under the revolving facility, but not less than $5,000, to be deposited by the borrower with the lenders. Furthermore, the financial covenants require that the Company maintains minimum ratios of consolidated net debt to market adjusted assets, EBITDA to interest costs, minimum contracted employment and forward looking operating net cash flows to forward looking interest costs. Finally, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During 2013, the Company entered into various supplemental agreements with the Royal Bank of Scotland plc. The supplemental agreements, dated July 22, 2013, September 11, 2013 and December 6, 2013, provide for an increased margin of 3.10% per annum, effective June 1, 2013, changes in the definition of tangible assets in the calculation of financial covenants, as well as for security interest on the minimum cash held by the borrower in favour of the lenders. The supplemental agreements also restrict any security interest over the Company's assets in favour of DSI. Furthermore, the Company was required to provide additional vessels as collateral to secure the revolving credit facility, to release the security held over certain of the Company's vessels, to amend the terms of the mandatory prepayment clause and to agree certain other consequential amendments of the terms of the facility agreement.

During the six months ended June 30, 2014 and 2013, total interest incurred on long-term bank debt, amounted to $1,640 and $1,403, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations. Commitment fees incurred during the six months ended June 30, 2014 and 2013 amounted to $0 and $36, respectively, and are also included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations.

7.	Deferred revenue, current and non-current

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of June 30, 2014 and December 31, 2013 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) deferred revenue resulting from free quantities of lubricants provided to the vessels as a benefit from the suppliers for entering into long term contracts with them. Deferred revenue under (b) above is amortized to Operating expenses according to the terms of the respective contracts. For the six months ended June 30, 2014 and 2013, amortization of the deferred revenue from free lubricants amounted to $50 and $50, respectively.

	June 30, 2014	December 31, 2013
Hires collected in advance	$279	$751
Deferred revenue from lubricants	221	271
Total	$500	$1,022
Less current portion	$(500)	$(972)
Non-current portion	$-	$50

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

8.	Commitments and Contingencies

(a)	Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b)	As at June 30, 2014, the minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing non-cancelable time charter contracts until their expiration, are estimated at $43,820 until June 30, 2015 and $11,209 until June 30, 2016.

9.	Changes in Capital Accounts

(a)	Compensation cost on restricted common stock: In May 2014, the Company's Board of Directors approved the grant of 361,442 shares of restricted common stock to the executive management pursuant to the Company's 2010 equity incentive plan as amended in 2012, and in accordance with terms and conditions of Restricted Shares Award Agreements signed by the grantees. The restricted shares will vest over a period of 3 years by one-third each year, and are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed.

During the six months ended June 30, 2014 and 2013, compensation cost on restricted stock amounted to $116 and $322, respectively, and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. At June 30, 2014 and December 31, 2013, the total unrecognized compensation cost relating to restricted share awards was $1,274, and $45, respectively. At June 30, 2014, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.85 years.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During the six months ended June 30, 2014 and the year ended December 31, 2013, the movement of restricted stock cost was as follows:
	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2012	79,998	$12.50
Granted	-	-
Vested	(66,664)	13.50
Forfeited or expired	-	-
Outstanding at June 30, 2013	13,334	$7.50
Granted	-	-
Vested	-	-
Forfeited or expired	-	-
Outstanding at December 31, 2013	13,334	$7.50
Granted	361,442	3.72
Vested	(13,334)	7.50
Forfeited or expired	-	-
Outstanding at June 30, 2014	361,442	$3.72

(b)	ATM offering: On May 21, 2013, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of an aggregate of up to $40.0 million in gross proceeds of its common stock under an at-the market offering. In 2013, an aggregate of 2,859,603 shares of the Company's common stock have been issued, and the net proceeds received during the year, after deducting underwriting commissions and offering expenses payable by the Company, amounted to $12,356. During the six months ended June 30, 2014, a number of 1,092,596 of additional shares were issued and the net proceeds received during the period, after deducting underwriting commissions and offering expenses payable by the Company, amounted to $4,652.

10.	Earnings / (loss) per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 361,442 as at June 30, 2014, and 13,334 as at June 30, 2013 (Note 9), received dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during the six months ended June 30, 2014 and 2013 amounted to $7,168 and $19,447, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued as determined in accordance with the antidilution sequencing provisions of ASC 260.  For the six months ended June 30, 2014, the effect of the incremental shares assumed issued, determined in accordance with the antidilution sequencing provision of ASC 260, was anti-dilutive. For the six months ended June 30, 2013, and on the basis that the Company incurred losses, the effect of the incremental shares would have been anti-dilutive and therefore basic and diluted losses per share are the same amount.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

	2014		2013
	Basic EPS	Diluted EPS	Basic LPS	Diluted LPS
Net income / (loss)	$935	$935	$(36,844)	$(36,844)
Less distributed earnings allocated to restricted shares	(24)	(24)	-	-
Net income / (loss) available to common stockholders	911	911	(36,844)	(36,844)

Weighted average number of common shares, basic	35,812,135	35,812,135	32,273,274	32,273,274
Effect of dilutive restricted shares	-	-	-	-
Weighted average number of common shares, diluted	35,812,135	35,812,135	32,273,274	32,273,274

Earnings / (loss) per common share, basic and diluted	$0.03	$0.03	$(1.14)	$(1.14)

11.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at June 30, 2014.

12.      Subsequent Events

(a)	Declaration of dividends: On July 28, 2014 the Company declared dividends amounting to $0.0025 per share, which were paid on September 3, 2014 to stockholders of record as of August 14, 2014.

(b)	Suspension of ATM offering: On July 28, 2014, the Company announced the suspension of the offer and sale of its common shares under the existing at-the-market offering with Deutsche Bank Securities Inc., as sales agent, until there is a significant improvement in the containership market.

(c)	Private Equity Placement: On July 28, 2014, the Company entered into an agreement to sell 36,653,386 shares of its common stock in a private placement at a purchase price of $2.51 per share, for gross proceeds of $92,000. In the transaction, Diana Shipping Inc. purchased $40,000 of common shares, two unaffiliated institutional investors together purchased $40,000 of common shares and the Company's CEO and Chairman, a member of his family and other members of the senior management, together purchased $12,000 of common shares. The transaction closed on July 29, 2014.

(d)	Vessel acquisitions: On August 7, 2014 the Company, through its subsidiary Jabor Shipping Company Inc. and its newly established subsidiary Delap Shipping Company Inc., signed two Memoranda of Agreement to purchase from an unaffiliated third party two Post-Panamax container vessels, the "YM Great" and the "YM March", respectively. The purchase price for each vessel is $22,175. On August 11, 2014 and August 12, 2014, the Company paid an advance of $4,435 for each vessel, while the balance of the purchase price will be paid upon the vessels' delivery to the new owners. The "YM March" is currently expected to be delivered to the Company by mid-September 2014 and the "YM Great" by mid-October 2014.